March 17, 2011

Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Moog Inc.
Form 10-K for the Fiscal Year Ended October 2, 2010
Filed December 1, 2010
Definitive 14A Filed December 20, 2010
File No. 001-05129

Dear Ms. Long:

We have reviewed your March 3, 2011 letter regarding your comments on the above-referenced SEC filings.  For your convenience, we have included the Staff’s comments in italics before each of our responses.

Comment 1:

We note your response to comment 3 in our letter dated January 5, 2011 and disclosure in the Summary section of former page 21 of Exhibit A that the officers who have been in their positions for a number of years have base salaries in the upper quartiles of your peer group and new officers are in the lower quartiles.  We also note that you deleted the disclosure relating to the number of years each of your Named Executive Officers has served in his position.  In future filings, please disclose the name of your named executive officers and disclose where the actual base salaries fell for each Named Executive Officer.  To the extent actual compensation was outside the targeted percentile range, please explain why.  Please also provide this information for the other elements of compensation and total compensation, as we note the revised disclosure under “’Summary” on the last page of Exhibit A.  Please show us what your disclosure would look like.

Response:

Moog’s Summary Compensation Table contained within the 2010 Proxy Statement lists the name of each Named Executive Officer (NEO).  None of the base salaries were outside the targeted percentile range for any of these individuals.  Cash bonuses in the form of Management Profit Share payments were considered competitive with the peer group companies in 2010.  Awards of SARs in 2010 were in the lower quartile of comparative peer group companies. Please see our disclosures in Exhibit A, “The Process for Determination of Cash Compensation” and “Summary”.

Comment 2:

We note your response to comment 7 in our letter dated January 5, 2011.  We note disclosure that the CEO makes recommendations for base salary increases and adjustments, and that the Executive Compensation Committee made base salary adjustments for Messrs. Brady, Johnson and Scannell.  We note that the disclosure does not clearly describe whether the Executive Committee made the adjustment in its sole discretion or whether such adjustments were made at the recommendation of the CEO.  We note that the summary compensation table reveals an actual salary increase for Mr. Green and a decrease for Mr. Huckvale which is not explained in your Compensation Discussion and Analysis.  In future filings, please disclose whether the Executive Compensation Committee used its discretion to adjust the base salaries of each of the named executive officers.  Please also explain why Mr. Huckvale’s salary was decreased.  Please show us what your disclosure would look like.

Response:

With respect to recommendations for merit salary increases, the Executive Committee, in consultation with the CEO, approves or adjusts the CEO’s recommendations.  In addition to merit salary increases, salary adjustments can be recommended in order to position an executive officer appropriately in his base salary range.  In 2010, the CEO recommended such an adjustment for Mr. Johnson, which the Compensation Committee approved.  In addition, the Compensation Committee used its discretion to make a salary adjustment for Mr. Brady and Mr. Scannell.

Concerning Mr. Huckvale’s salary, Mr. Huckvale was employed by Moog in the United Kingdom (he has since retired), and the summary compensation table depicts his salary for years 2008, 2009 and 2010 stated in U.S. dollars.  As the U.S. dollar generally appreciated during this time period against the British Pound Sterling (the currency in which Mr. Huckvale was compensated), the U.S. dollar equivalent amount decreased during that time period.  In future filings, we will include a footnote in the Compensation Table for any NEOs whose base salary is denominated in a currency other than the U.S. dollar.

Comment 3:

We note your response to comment 11 in our letter dated January 5, 2011.  We note disclosure that the Stock Option Committee engaged Hay Associates as consultants, awards the same number of SARs to all officers except the CEO and awards a smaller number to the other senior officers and approved the grants recommended by the CEO without adjustments.  In future filings, please disclose the factors the CEO used to determine the amount of stock appreciation rights to award to each named executive officer.  Please show us what your disclosure would look like.

Response:

The amount of individual awards of Stock Appreciation Rights to NEOs was established several years ago in collaboration with the Hay Group using peer data, and we have, for simplicity’s sake, retained a consistent level of awards in recent years.  Hay Associates concludes that our incentive compensation plans are below that of our peer group, while our base salary comparisons are generally competitive.  Despite this, we’ve been successful in retaining our talented leadership as evidenced by the rather long years of tenure for our NEOs.  We’ve also enjoyed financial success for our shareholders associated with this strong continuity of leadership.  We attribute much of that success to our simple but fair compensation plans and more particularly, our culture, that emphasizes making business decisions based on what’s best for the Company as a whole. Please see our disclosures in Exhibit A, “The Process for Determining Stock Appreciation Rights Awards.”

We acknowledge that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses and proposed disclosures in future filings adequately address the comments in your letter.  If you have any questions or require any additional information, please contact me at (716) 652-2000.

Sincerely,

/s/ Donald R. Fishback Donald R. Fishback
Vice President
Chief Financial Officer

cc:	Robert T. Brady, Moog – Chairman of the Board and Chief Executive Officer
Sherry Haywood - SEC
Andrew Schoeffler - SEC

EXHIBIT A - COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Company’s Compensation Program

The objectives of the Company’s executive compensation program are to:

(1) Provide a compensation package that will attract, retain, motivate and reward superior executives who must operate in a highly competitive and technologically challenging environment.

(2) Relate annual changes in executive compensation to overall Company performance, as well as each individual’s contribution to the results achieved. The emphasis on overall Company performance is intended to align the executives’ financial interests with increased shareholder value.

(3) Achieve fairness in total compensation with reference to external comparisons, internal comparisons and the relationship between management and non-management remuneration.

The Company’s executive compensation program is designed to balance competing interests. On the one hand, we recognize that near-term shareholder value can be created by the achievement of near-term results. Recognizing this reality, annual base salary increases and cash bonuses are tied to annual earnings per share performance. On the other hand, the Company’s business, particularly in aerospace and defense, requires that executives make decisions and commitments whose benefits, in financial terms, take years to develop. The Company’s Stock Appreciation Rights program is intended to reward long-term success and to align executives’ financial interests with those of long-term shareholders.

Looking across the spectrum of U.S. public companies, it’s evident there are a variety of approaches to executive compensation, each of which can be successful under the right set of circumstances. The Company has used its current approach since Mr. Brady became CEO in 1988. Restructuring charges detracted from the Company’s financial performance in the early 1990’s and the global recession negatively impacted performance during the 2009 fiscal year. However, since 1995 the Company has consistently increased earnings per share in all but fiscal 2009, and in 14 of the last 16 years, the Company has achieved year-over-year earnings per share increases of 10% or more. Since 1998, compound annual growth in earnings per share has been approximately 11%. In turn, our Class A share price has increased from $2.30 at the beginning of the 1995 fiscal year to $35.40 by the end of the 2010 fiscal year. The Company believes the effectiveness of its relatively simple, straightforward approach to executive compensation has been evidenced by this superior performance record, and, in turn, the superior performance of our stock.  Broader use of individual performance incentives is not compatible with our approach to executive compensation.

Elements of the Executive Compensation Program

Salaries

The Company uses the Hay Job Evaluation System for professional employees, including its Named Executive Officers. The Hay methodology is an analytical, factor-based scheme that measures the relative size of jobs in the form of points within an organization. Each Named Executive Officer has a written position description evaluated using the Hay Job Evaluation System.  Base salary ranges for each position are determined in collaboration with the Hay Group using annual peer company salary survey information.  This provides the basis for determining a competitive base salary range for each position.  It is our objective to pay base salaries at, or slightly above, market averages for similar positions in peer companies.  Named Executive Officers base salaries are reviewed annually and increases are determined based on a combination of Company and individual performance.  The base salary of each of the Named Executive Officers is within his position’s applicable salary range.

Management Profit Share

The Company’s senior leadership, both managerial and technical, numbers about 400 persons. This entire group, including the Named Executive Officers, participates in a Management Profit Sharing Program in which a cash bonus payout each year is a function of the year-over-year growth rate in the Company’s earnings per share.  A simple established formula is used to determine the cash bonus amount.  Any payout depends entirely on the Company’s year over year growth rate in earnings per share.  There are no individual performance incentives in the formula and the formula is not changed year to year.

The Company uses this single metric to underscore the importance of collaboration at all levels of leadership. The Company supplies products to a diverse array of customers in a variety of global markets. The common thread is that the technology used in high-performance motion control and fluid flow systems, and our key technical resources, are transportable from one segment to another in response to fluctuating global customer demands. Having our senior leadership focus on “what’s good for the Company” has been an important factor in the Company’s consistent performance.

Stock Options

Over the Company’s history, stock option awards have been a consistent element of executive compensation. The 1998 Stock Option Plan covered the award of options on 2,025,000 shares of Class A shares and terminated in December 2007. The 2003 Stock Option Plan covers an additional 1,350,000 Class A shares and will terminate in 2012. In the interest of maintaining alignment between management and shareholders’ interests, the 2003 plan imposes a three-year holding period on option shares unless previously owned stock is used in payment of the option exercise price. All stock option awards are priced at the market-closing price on the day the Stock Option Committee approves the option awards.

Stock options issued to executives are intended to be Incentive Stock Options (ISO’s), and those issued to directors, as non-employees, are Non-Qualified Stock Options. Stock options issued to executives and directors cannot be exercised until at least one year after the option grant. Each executive’s option grant contains a vesting schedule, with the vesting schedule constructed to maintain the treatment of the options as ISO’s. However, in certain cases options granted to executive officers will be treated as Non-Qualified due to IRS limitations. Stock options issued to directors do not have a vesting schedule and can be exercised at any time starting one year after the option grant.

Stock options were generally granted once a year through the 2008 fiscal year, at which time the Company began granting Stock Appreciation Rights (see below). The options were priced at the New York Stock Exchange closing price on the day the Board approved the option grants. It is Company policy not to re-price option grants. The number of stock option grants under these plans did not consider individual performance incentives.  A fixed number of equal grants were awarded to each Named Executive Officer, with a slightly larger number of grants to the CEO.  The number of annual stock option awards was determined after collaboration with the Hay Group utilizing their peer company survey data.  The Company granted stock options under these plans which were less than peer companies.  Almost all of the shares authorized in the 1998 and 2003 Plans have been granted as options.

Stock Appreciation Rights

The shareholders of the Company, on January 9, 2008, approved the Moog Inc. 2008 Stock Appreciation Rights Plan (the “SAR Plan”) providing for the award of stock appreciation rights (“SARs”). SARs confer a benefit based on appreciation in value of the Company’s Class A shares, and are payable in the form of Class A shares, to non-employee directors, officers and employees of the Company and its subsidiaries. The SAR Plan, which will terminate on January 9, 2018, covers the award of a total of 2,000,000 SARs.

The purpose of the SAR Plan is to promote the long term success of the Company and to create shareholder value by (a) encouraging non-employee directors, officers and employees performing service for the Company to focus on critical long-range objectives, (b) encouraging the attraction and retention of eligible participants with exceptional qualifications, and (c) linking participants directly to stockholder interests through ownership of the Company. The Plan seeks to achieve this purpose by providing for awards in the form of SARs that derive value only from the appreciation in price of the Company’s stock and that are payable in shares of Company stock.

Similar to the previous awards of stock options, the number of annual SARs awarded was determined in initial collaboration with the Hay Group several years ago utilizing peer company survey data.  The Company has awarded SARs that are similar in number to previous annual stock option grants.  Annual SARs awarded to executive officers have to date been at values below the average awards of peer companies. No individual performance incentives or other factors are used to determine the number of SARs granted to Named Executive Officers.

Retirement Programs

The Company’s U.S. based Named Executive Officers participate in a defined benefit retirement plan covering Moog’s U.S. based employees. The Company believes that a key element in attracting and retaining employees at all levels of the organization includes a retirement plan. The Company has long provided a defined benefit plan, and new U.S. employees hired after January 1, 2008 are covered under a defined contribution plan. The benefit accrual available to U.S. based executive officers under the qualified defined benefit plan is limited to $245,000 in base compensation. The Company maintains a Supplemental Executive Retirement Plan (“SERP”) for its executive officers to bridge the gap between legally mandated limits on qualified pension plan benefits and the retirement benefits offered at comparable public companies. While the Company formally funds the qualified defined benefit plan, the SERP is not formally funded.  The Company’s objective is to provide total retirement benefits that are competitive with peer group companies.

The value of pension benefits for each Named Executive Officer can be found in the Pension Benefits table on page 29.

Medical Coverage

The Company’s Named Executive Officers participate in the same health insurance programs available to all employees. In addition, our executive officers have coverage under an enhanced medical insurance policy that generally covers all unpaid healthcare expenses deductible under IRS guidelines. This supplemental coverage plan was established many years ago in accordance with industry practice for senior executives. We believe that conforming in this way to industry standards is an aid in executive retention.  This belief has been verified by the Hay Group survey of peer group companies.

Vacation, Disability and Group Life Insurance

Named Executive Officers participate in the same vacation, disability and life insurance programs as all other Moog employees. Life insurance coverage for employees is based upon a multiple of salary, with the multiple for Named Executive Officers generally two times annual salary.

The Company’s primary U.S. vacation plan provides an annual basic benefit of three weeks once an employee has reached five years of service. In addition, our plan has a unique feature. Beginning on the tenth anniversary of employment, in addition to the standard three weeks vacation, each employee is awarded an additional seven weeks of vacation. This award occurs again every five years. This plan was created by our founder, Bill Moog, with the idea that every few years each employee might have the opportunity for a brief sabbatical. This feature serves to attract and retain key talent. The unused vacation accumulates annually. Under certain circumstances, such as when employees have a significant personal need such as major home repairs, high medical costs, college tuition bills for their children, among others, employees can exchange unused vacation for cash. The payment of cash in lieu of vacation is subject to management approval, with the employee needing to demonstrate financial need. As a practical matter, many long-term employees retire with a substantial amount of unused vacation which is then paid in cash.

Termination Benefits

Named Executive Officers and other members of executive management are provided Termination Benefit Agreements that are triggered under certain circumstances, including a change in control. Under these agreements, executive officers receive salary continuance for up to three years based upon length of service, management profit share on a prorated basis in the year of termination, medical coverage, life and disability benefits and club dues for one year. These agreements are designed to retain executives and provide continuity of management in the event of a change in control. The Company believes that these severance and change in control benefits are required to attract and retain executive talent in a marketplace where such benefits are commonly offered. Further information can be found under the heading Potential Payments Upon Termination or Change in Control section on pages 31-33.

Other Benefits

The Company reimburses fees for membership in certain private clubs so that the Company’s executives have these facilities available for entertaining customers, conducting Company business and fulfilling community responsibilities.

THE PROCESS FOR DETERMINATION OF CASH COMPENSATION

The Executive Compensation Committee of the Board of Directors is composed solely of independent, non-employee directors. The Committee meets in executive session to determine CEO compensation, and has final approval on all key elements of executive compensation.

Each year the Committee receives data from the Hay Group including a base salary range with a mid-point, minimum and maximum for each job rating and where each of the Named Executive Officers falls within his respective salary range. The Hay Group then recommends appropriate base salary ranges for each of the Named Executive Officers.  In order to recommend the base salary ranges, the Hay Group makes comparisons to two groups of companies. The first group is their entire database of U.S. industrial companies. The second comparison is a group of fifteen peer group companies whose businesses are similar to Moog’s and whose revenues are reasonably comparable. For the 2010 fiscal year this group consisted of Rockwell Collins, Alliant Techsystems, Curtiss-Wright, BE Aerospace, Esterline, the Triumph Group, Woodward Governor, Hexcel, Kaman, Orbital Sciences, AAR, Teledyne, Spirit Aerosystems, Cubic, and Precision Castparts.

The process for setting annual base salaries is one wherein the CEO makes recommendations for merit based salary increases and, occasionally, base salary adjustments needed to position an executive officer appropriately in his base salary range, including for his own position.  The Committee, in consultation with the CEO, approves or may adjust those recommendations for a final determination. As part of this process, the CEO prepares a performance appraisal for each executive officer, including himself, which is reviewed in detail by the Committee. These performance appraisals take into consideration the outcomes achieved by the unit or function for which the officer is responsible.  In addition, the performance appraisals may take into consideration the conduct and contribution of the officer in achieving those results, the support provided by the officer and the organization he manages in achieving overall Company results, and the officer’s achievements in developing organizational strength for the future, as appropriate. In addition to the review of each officer’s performance appraisal, the CEO and the Committee review the relationship of the officer’s salary to the Hay Group base salary range data provided for each officer position. The Committee generally expects that a new officer with limited experience will be in the lower quartile of the survey. As the officer’s capabilities develop and achievements accumulate, the Committee generally expects the officer will move through the mid-point of the survey range and ultimately be positioned in the upper quartile. When appropriate, the Committee, in consultation with the CEO, will make adjustments to achieve this positioning.

In developing his recommendations for base salary increases and adjustments for the Named Executive Officers, the CEO has consistently used a framework which relates percentage increases to merit ratings for each individual.  As a point of reference, each year the management of the Company selects a rating scheme for merit raises for the entire Company.  The merit percentage increases for the executives in any year will vary according to individual performance, as well as to the general Company-wide rating scheme used for that year.  The CEO recommends a merit rating based on the performance of each of the Named Executive Officers.  For the CEO, COO, CAO (Chief Administrative Officer) and CFO, the rating depends on the performance of the whole Company.  The CEO and the Compensation Committee also evaluate the performance of other executives who lead our business units, generally with reference to the profit contribution of the respective operating unit.  Qualitative factors are also considered.  The executive’s performance is considered with respect to developing and leading an effective organization, making effective personnel selections, encouraging the development of new technology and new products, addressing the competitive market pressures, responding appropriately to unusual market conditions and challenges, and preparing his organization for his succession.  A positive rating with respect to these considerations achieves the highest available merit rating, and a negative assessment results in a lower rating.  In 2010, none of the Named Executive Officers was outside of his respective recommended salary range as provided by the Hay Group. The Committee is mindful of the IRS limitation on deductibility of compensation over $1 million, and only Mr. Brady’s compensation for 2010 has exceeded the IRS limitation.

Annual cash bonuses paid to senior executives are developed in accordance with our Management Profit Share Plan in which there are about 400 participants. For this group, cash bonuses are paid each year in which the Company achieves growth in earnings per share. The bonus amount payable to each participant is determined by multiplying the participant’s base salary by the product of the percentage improvement in Moog’s earnings per share and a multiplier of 1.33, 1.00 or 0.67 based on a participant’s responsibilities. Our Named Executive Officers are a subset of a group of about 55 senior executives who have the highest level of responsibility in the Company. Each person in this group receives a cash bonus that is equal to the participant’s base salary multiplied by the percentage improvement in earnings per share times 1.33. The second group of senior managers numbers about 65 and receive cash bonuses using a multiplier of 1.00. The third and largest group numbers about 280 people and receive cash bonuses using a multiplier of 0.67. The multiplier is used to achieve bonus payments which, in years of strong earnings growth, while modest, are reasonably competitive with bonus plans for executives in other peer group companies. The Company’s earnings per share increase and Named Executive Officer bonus history follows:

Year	EPS increase %	NEO Bonus %
2010	19.2%	25.54%
2009	Negative	0
2008	17.5%	23.27%

In years where there is no increase in earnings per share and, therefore, no bonus paid, the Named Executive Officer’s total compensation is considerably less than that of peer companies.

THE PROCESS FOR DETERMINING STOCK OPTION AWARDS

The Stock Option Committee of the Board is composed solely of independent non-employee directors. The Company believes that stock ownership on the part of executive officers serves to align the leadership of the Company with the interest of shareholders, and that a stock option plan is an attractive and effective way for the officers to accumulate a stock ownership position. The Committee does not use a formulaic approach, but in years when performance is considered adequate, the Committee invites the CEO to make recommendations for stock option awards. These recommendations may be adjusted by the Committee. With regard to the CEO, stock option awards are determined solely by the Stock Option Committee, independent of the CEO. The Committee has always been mindful of the relationship between the number of options awarded and the shares outstanding. As of the 2010 fiscal year end, the Company’s outstanding unexercised options were 3.5% of the total outstanding shares.  During the 2010 fiscal year, there were no options awarded.  The plans are no longer actively used because almost all of shareholder authorized shares have been previously granted.

THE PROCESS FOR DETERMINING STOCK APPRECIATION RIGHTS AWARDS

The Stock Option Committee of the Board of Directors has been appointed by the Board of Directors to administer the Company’s Stock Appreciation Rights Plan. The Stock Option Committee has the authority, subject to the terms of the Plan, to determine the persons eligible to receive awards, when each award will be granted, the terms of each award, including the number of SARs granted, and to construe and interpret the terms of the Plan and awards granted under it. SARs under the Plan may not be repriced.

The Plan only provides for awards of SARs. A SAR award will contain such terms and conditions as determined by the Stock Option Committee, subject to the terms of the Plan, including the date on which the SARs becomes exercisable and the expiration date of the SARs. The exercise price of a SAR will be equal to the fair market value of one Class A share on the date of grant. The total number of SARs awarded to any one employee during any fiscal year of the Company may not exceed 50,000 SARs.

SARs vest and are exercisable pursuant to the terms and conditions outlined in each participant’s award agreement, as determined by the Stock Option Committee. SARs do not become exercisable earlier than the first anniversary of the date of grant, and vested SAR awards are exercisable by participants only until the tenth anniversary of the date of grant.

In the development of the plan for Stock Appreciation Rights, the Stock Option Committee engaged Hay Associates in a consulting capacity.  The Stock Option Committee, in collaboration with the CEO and the Chief Administrative Officer selected a pattern of SAR distributions that correlated with the pattern the Company had used in awarding Stock Options.  In that pattern, all Officers except the CEO are awarded the same number of SARs, and a smaller number are awarded to other senior executives.

As discussed above, the Committee does not use a formulaic approach, but in years when performance is considered adequate, the Committee invites the CEO to make recommendations for SAR awards. These recommendations may be adjusted by the Committee. With regard to the CEO, SAR awards are determined solely by the Stock Option Committee, independent of the CEO. During the 2010 fiscal year, SAR awards of 20,250 shares for the CEO and 15,375 shares for each of the other named executive officers were granted.  The Hay analysis indicates that the value of the Company’s awards in SARs were below the 25th percentile of the Company’s peer group.  The Committee remains mindful of the relationship between the number of SARs authorized but unissued, the number of SARs awarded, and the total shares outstanding.  As of the 2010 fiscal year end, the Company’s outstanding unexercised SAR awards were 1.0% of the total outstanding shares.

SUMMARY

In our total compensation scheme each of the three major elements, base salary, cash bonus and SARs, are considered independently.  However, the Compensation and Stock Option Committees also consider how our total compensation compares with the total compensation of comparable executives in peer organizations.  In 2010, none of the Named Executive Officers is outside of the range for base salary compensation, as provided by the Hay Group, for their respective positions.  Cash bonuses in the form of Management Profit Share payments were considered competitive with the peer group companies in 2010.  Awards of SARs in 2010 were in the lower quartile of comparative peer group companies.

RISK REVIEW

In formulating and evaluating the Company’s executive compensation program, the Executive Compensation Committee considers whether the program promotes excessive risk taking.  The Executive Compensation Committee believes the components of the Company’s executive compensation program provide an appropriate mix of fixed and variable pay; balance short-term operational performance with long-term increases in shareholder value; reinforce a performance-oriented environment; and encourage recruitment and retention of key executives.

The Executive Compensation Committee and the Stock Option Committee of the Board of Directors have followed consistent practices over the last twenty-two years.  Over those years, the members of those Committees have seen no evidence that our Compensation Programs have had a material adverse affect on our Company.  On the contrary, the Company’s performance has been remarkably consistent.  In fourteen of the last sixteen years, the Company has achieved year over year earnings per share increases of 10% or more.  Since 1998, compound annual growth in earnings per share has been approximately 11%.  The Directors view this consistent performance as persuasive evidence that the leadership of the Company is not motivated to take unreasonable risk in order to achieve short term results at the expense of the long term health and welfare of the shareholders investment.

THE PROCESS FOR CHANGING OTHER EXECUTIVE BENEFITS

Any changes in benefit plans which include and affect Named Executive Officers are presented to the Executive Compensation Committee for review and approval and presentation to the entire Board.

EXECUTIVE COMPENSATION COMMITTEE REPORT

The Executive Compensation Committee of the Board of Directors has reviewed and discussed with Moog’s management the above Compensation Discussion and Analysis. Based on this review and these discussions with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

John D. Hendrick, Chair	Brian J. Lipke

Raymond W. Boushie	Albert F. Myers